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                             February 28, 2024

       Curtis Allen
       Chief Financial Officer
       Phoenix Capital Group Holdings, LLC
       18575 Jamboree Road
       Suite 830
       Irvine, CA 92612

                                                        Re: Phoenix Capital
Group Holdings, LLC
                                                            Post Qualification
Amendment No. 10 to Offering Statement on Form 1-A
                                                            Filed February 9,
2024
                                                            File No. 024-11723

       Dear Curtis Allen:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 8, 2024 letter.

       Post Qualification Amendment No. 10 to Offering Statement on Form 1-A

       We incur increased costs as a result of ongoing reporting requirements, and our management devotes substantial time to compliance initiative, page 19

   1. We note your response to prior comment 1 and related revisions to this risk factor. Please further revise to
clarify whether you made any sales of the Regulation A Bonds, and, if so, the amount of such
sales, from the date on which you entered into the Adamantium Loan
                                                        Agreement to the date
on which you first disclosed the agreement in the post-qualification amendment dated
November 14, 2023. If sales were made, clearly explain that the
                                                        Regulation A exemption
may have been unavailable for those sales in light of the Rule
                                                        252(f)(iii)(2)(ii)
requirement that you file post-qualification amendments to reflect any facts or events
representing a fundamental change in the information set forth in the offering statement and
that rescission rights or damages may apply.
 Curtis Allen
FirstName  LastNameCurtis Allen LLC
Phoenix Capital Group Holdings,
Comapany28,
February   NamePhoenix
             2024       Capital Group Holdings, LLC
February
Page 2 28, 2024 Page 2
FirstName LastName
Exhibits

2. Please revise the offering statement to include the information provided in response to prior comment 2.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Ross McAloon, Esq.